UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6‑K
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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-38262
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LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)
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Cecilia Grierson 355, 3th Floor Zip Code 1107 – Capital Federal Republic of Argentina
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

 2Q19 ResultsConference Call August 9, 10am (ET)

 Disclaimer and Forward Looking Statement  This presentation may contain forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations.The Company presented some figures converted from Argentine pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters.Note: Loma Negra’s financial information has been prepared in accordance with the Argentine Securities Commission (Comisión Nacional de Valores-CNV) and with International Financial Reporting Standards.  Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS. Consequently, starting July 1, 2018, the Company is reporting results applying IFRS rule IAS 29. IAS 29 requires that results of operations in hyperinflationary economies are reported as if these economies were highly inflationary as of January 1, 2018, and thus year-to-date, together with comparable results, should be restated adjusting for the change in general purchasing power of the local currency, using official indices. For comparison purposes and a better understanding of our underlying performance, in addition to presenting ‘As Reported’ results, we are also disclosing selected figures as previously reported excluding rule IAS 29. Additional information in connection with the application of rule IAS 29 can be found in our earnings report.

Loma Negra continues to deliver adjusted EBITDA growth and margin expansion in 2Q19

- **Argentina Cement volumes** still impacted by a weaker but stabilizing economy; **positive** pricing dynamics;
- **As reported results**
  - **Net revenues** -2.2% to Ps.7.5 billion (US$165 million)
  - **Adjusted EBITDA** +7.1% to Ps.1.9 billion (US$44 million)
  - **Net majority income** 525% to Ps.1.1 billion (US$16 million)
- **Consolidated Adjusted EBITDA margin expanded 225 bps** to 25.8% (476 bps to 28.3% excluding non-recurrent production-footprint adequacy costs)
- **Solid balance sheet with** cash position of Ps.1.2 billion and a healthy Net Debt to LTM Adj. EBITDA ratio of 0.76x
- **L´Amalí Expansion Plant moving ahead, Start Up 2Q20**



Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

3

 … even as industry demand weakens further due to more challenging macro dynamics  Source INDEC and BCRA (Argentina Central Bank) Market Expectations (REM) Survey as of April 2019Source INDEC: ISAC (Indicador Sintetico de la Actividad) . Based on AFCP which reports standalone cement sales, while Loma Negra reports Cement, Masonry and lime sales    GDP Growth1 (YoY Growth, %)    Construction Activity2 (YoY Growth, %)    Monthly Industry Cement Sales3 (YoY Growth, %)  Industry Cement Sales by Type3 (%)        4

     Revenues down 2.2%, impacted by softer Concrete segment  Revenue Performance:Argentine cement: flat YoY. Volumes contraction of 10.4% balanced by healthy pricing environmentConcrete: dropped 17.6% YoY. Volumes down 12.8% as main projects entered into completion phase and new did not ramp up yetParaguay cement: up 11.0% YoY. Sales volumes down 1.2% YoY compensated by the Guarani appreciation against Ps. Railroad: down 6.5% YoY. Softer pricing and volumes compressed by slowdown in cement demandAggregates: increased 24.6% YoY. Driven by favorable pricing and volume dynamics  Sales Volumes        2Q19  2Q18  % Chg.  Cement, masonry & lime          Argentina   MM Tn  1.33  1.49  -10.4%  Paraguay   MM Tn  0.12  0.13  -1.2%  Cement, masonry & lime total     1.46  1.61  -9.7%  Argentina:          Concrete  MM m3  0.22  0.25  -12.8%  Railroad  MM Tn  1.13  1.16  -2.4%  Aggregates  MM Tn  0.30  0.25  18.5%  Revenues (AR$ million)  2Q19  2Q18  % Chg.        5,609  5,623  -0.3%  658  593  11.0%  6,267  6,216  0.8%        1,045  1,268  -17.6%  728  779  -6.5%  137  110  24.6%  Total Net Revenues1   7,470  7,637  -2.2%  5  Sales volumes include inter-segment sales and Other segments

 Non-recurrent costs related to footprint-adequacy affected Gross Profit  Gross Profit & Margin    AR$ Million  Consolidated gross profit down 4.9% YoY, with gross margin contraction of 72 bps to 25.7%, Excluding non-recurring costs of production footprint enhancement, gross profit would have expanded around 4.5% and gross profit margin would have expanded by 179 bps to 28.2%SG&A as a % of revenues decreased 108 bps YoY, to 6.5%, positively impacted by structure adequacy measures adopted in 1Q19, together with a further reduction in the effective sales tax rate.  Selling, General & Administrative    AR$ Million  As a % of Sales  7.6%  -16.1%    Gross Margin  25.7%  26.4%  -4.9%    6  6.5%  28.2%(1)  1) Excluding non-recurrent expenditures from production-footprint adequacy.

Adjusted EBITDA increased by 7.1% YoY with solid margin expansion of 225 bps

- **Consolidated Adjusted EBITDA up 7.1%** YoY in 2Q19 driven by positive contribution of core cement segment in Argentina, Paraguay, and Railroad. However, it was dimmed by non-recurrent costs, and negative impact of Concrete

- **Consolidated Adjusted EBITDA Margin expanded 225 bps** to 25.8% from 23.6% in 2Q18, and **excluding approximately US$4.2 million of non-recurrent** production-footpring adequacy costs, would have increased 476 bps to 28.3%

- **Excluding the application of IAS29** the Consolidated Adjusted EBITDA margin expanded **272 bps** YoY from 24.2% to 27.0%
  - **Argentine Cement, masonry cement and lime segment** Adjusted EBITDA margin expanded 113 bps to 29.2%, excluding non-recurrent cost margin would have been 32.6%(1)
  - **Cement in Paraguay** Adjusted EBITDA margin expanded by 745 bps to 41.4% from 33.9% a year ago
  - **Concrete** Adjusted EBITDA margin decreased 186 bps to 1.5%
  - **Railroad** Adjusted EBITDA margin increased 953 bps to 12.8%
  - **Aggregates** Adjusted EBITDA margin decreased to -2.2%

Adjusted EBITDA & Margin



AR$ Million
Adjusted EBITDA Margin
23.6%
25.8%
28.3%(1)
+7.1%
1,801
1,929
2Q18
2Q19

US$ million	2Q18	2Q19
	49	44 (49(1))

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

1) Excluding non-recurrent expenditures from production-footprint adequacy.

7

Net profit up 525% impacted by financial results

- **Net Profit Attributable to Owners of the Company** in 2Q19 increased 525% YoY in peso terms and measured in US$ increased from US$8 million to US$16 million, mainly impacted by financial results
- **Total finance gain** of Ps.264 million in 2Q19 compared to a loss of Ps.954 million in 2Q18 which was affected by FX depreciation
  - **Foreign exchange gain** of Ps.290 million in 2Q19, compared to Ps.669 million loss in 2Q18,
  - **Net Financial expense**, rose by Ps.180 million from Ps.196 million in 2Q18 to Ps.375 million in 2Q19, driven by a higher gross debt and beared interests.
  - **Gain on net monetary** position was Ps.438 million higher in 2Q19 compared to 2Q18

Net Profit Attributable to Owners


AR$ Million
+525%
170
1,065
2Q18
2Q19

US$	8	16

Finance Costs, net


AR$ Million
264
-954
2Q18
2Q19

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

8

Strong balance sheet and sound debt profile

- **Cash position** of Ps.1.2 billion and total debt at Ps.8.1 billion in June ‘19
- **Net Debt** of Ps.7.0 billion (US$ 164 million) at June ´19
- **Net Debt/ LTM Adj. EBITDA ratio** of 0.76x in 2Q19 compared with 0.43 in Dec.18
- **Operating cash flow for 2Q19 stood at Ps.1.0 billion**, mainly due to higher profitability and lower working capital needs
- **Capital expenditures** of Ps.2.7 billion in 2Q19 (mostly applied to expansion of production capacity in L’Amalí plant)

Debt by Currency



Euro 2%
US$ 35%
Ps. 30%
PYG 33%

Cash Flow Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	2Q19	2Q18
Net cash generated by operating activities	986	(164)
Net cash used in investing activities	(2,662)	(719)
Net cash (used in) generated by financing activities	1,421	1,018
Cash and cash equivalents at the end of the period	**1,170**	**2,520**

Debt by Interest Rate



Fixed rate 35%
Other Floating 30%
Libor 35%

Note: Figures in U.S. dollars result from the calculation of figures expressed in Argentine pesos, as previously reported (without the application of IAS29) and the average exchange rate for each reporting period.

9

Looking ahead into 2H2019  We remain focused on delivering strong results, leveraging our leadership position while seeking productivity gains Cement demand started to recover by mid-year on the back of overall economic turn aroundL’Amalí plant expansion on track. Completion in June 2020   L´Amalí 2: Kiln & Clinker Silo  L´Amalí 2: Pre-Homogenization Dome  10  L´Amalí 2: Warehouse expansion

   Questions & Answers

 Exhibit: Summary Financial Statements

 Adjusted EBITDA Reconciliation & Margin  13

 Balance Sheet    14

 Income Statement  15

 Statement of Cash Flows  16

 IR Contact  Marcos I. GradinChief Financial Officer and Investor RelationsGaston PinnelInvestor Relations Manager+54-11-4319-3050investorrelations@lomanegra.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 9, 2019	By:	/s/	Marcos I. Gradin
Name: Marcos I. Gradin
Title: Chief Financial Officer